UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                          China World Trade Corporation

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                                (Name of Issuer)


                         Common Stock, $0.001 Par Value

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                         (Title of Class of Securities)


                                    16945T209

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                                 (CUSIP Number)


                             Harold H. Martin, Esq.
                         17111 Kenton Drive, Suite 204B
                            Cornelius, North Carolina
                                 (704) 894-9760

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 2, 2004

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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP  NO.:  16945T209               13D                   Page  1  of  6  Pages



 1      NAMES OF REPORTING PERSONS
        IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Grand  Perfection  Limited
---     --------------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  [  ]
        (See  Instructions)                                (b)  [  ]
---     --------------------------------------------------------------------------------

 3      SEC USE ONLY
---     --------------------------------------------------------------------------------

 4      SOURCE OF FUNDS  (See  Instructions)
        OO
---     --------------------------------------------------------------------------------

 5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                            [  ]
---     --------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Peoples'  Republic  of  China
---     --------------------------------------------------------------------------------

NUMBER OF         7     SOLE VOTING POWER             2,040,619
SHARES           --     ----------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER           0
OWNED BY         --     ----------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER        2,040,619
REPORTING        --     ----------------------------------------------------------------
PERSON WITH      10     SHARED DISPOSITIVE POWER      0
                 --     ----------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,040,619
---     --------------------------------------------------------------------------------

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES  (See  Instructions)                     [X]
---     --------------------------------------------------------------------------------

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.03%
---     --------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON  (See  Instructions)
        CO
---     --------------------------------------------------------------------------------



Item  1.  Security  and  Issuer

     This Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share, of China World Trade Corporation, a Nevada corporation ("CWTD" or the "Company"). The principal executive offices of the Company are located at 4th Floor, Goldlion Digital Network Center, 138 Tiyu Road East,
Tianhe,  Guangzhou,  Peoples'  Republic  of  China  510620.

Item  2.  Identity  and  Background.

          (a) This Statement is being filed by Grand Perfection Limited, a limited liability company organized and existing under the laws of the Peoples' Republic of China. Its principal business is to operate as a holding company for investments made at the direction of its sole beneficial owner and director, Mr. Chen Zeliang.

          (b) The address of the principal office of Grand Perfection Limited and Mr. Chen Zeliang is 15th Floor, Rihang Hotel, Linhe West Road, Tianhe District, Guangzhou, Peoples' Republic of China 510620.

          (d)-(e) During the last five years, neither Grand Perfection Limited nor Mr. Zeliang has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), nor has Grand Perfection Limited or Mr. Zeliang been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

     On August 2, 2004, pursuant to an Equity Transfer Agreement, dated April 20, 2004 (the "Agreement"), as amended by a Supplementary Agreement to Share Exchange Agreement, dated June 1, 2004 (the Agreement, as amended, being referred to herein as the "Amended Agreement"), Grand Perfection Limited consummated a sale of its indirect holdings of the capital stock of Guangdong New Generation Commercial Management Limited, a limited liability company organized and existing under the laws of the Peoples' Republic of China ("New Generation") to General Business Network (Guangzhou) Co., Ltd., a limited liability company organized and existing under the laws of the Peoples' Republic of China and wholly- owned subsidiary of CWTD. As part of the consideration for the purchase of the capital stock of New Generation under the Amended Agreement, CWTD issued Grand Perfection Limited 2,040,619 shares of common stock. Grand Perfection Limited did not use any funds of its own to acquire these shares.

Item  4.  Purpose  of  the  Transaction.

          (a)-(j) The purpose of the transaction that is the subject of this Statement was to facilitate the sale by Grand Perfection Limited of its indirect ownership interest in the capital stock of New Generation to CWTD.

     Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), Grand Perfection Limited does not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item  5.  Interest  in  Securities  of  the  Issuer

          (a) Grand Perfection Limited has sole voting and dispositive power with respect to 2,040,619 shares of the Company's common stock.

          (b) Grand Perfection Limited has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition with respect to 2,040,619 shares of the Company's common stock. Grand Perfection Limited does not have any shared power to vote or direct the vote, or shared power to dispose or to direct the disposition with respect to such 2,040,619 shares.

          (c) Grand Perfection Limited has not effected any transactions in CWTD common stock during the past 60 days.

          (d) Grand Perfection Limited has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,040,619 shares of CWTD common stock beneficially owned by it. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)  Not  applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Grand Perfection Limited does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of CWTD, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item  7.  Material  to  be  filed  as  Exhibits.

None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                                               GRAND  PERFECTION  LIMITED


                                        By:    /s/  Chen Zeliang
                                               -----------------
                                        Name:  Chen  Zeliang
                                        Title: Director



Dated:  August  12,  2004